Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Auryn Resources Inc. (“Auryn” or the “Company”)
1199 West Hastings Street, Suite 600
Vancouver, British Columbia, Canada, V6E 3T5

2. DATE OF MATERIAL CHANGE

September 24, 2020.

3. NEWS RELEASE

A joint news release of Auryn and Eastmain Resources Inc. (“Eastmain”) was disseminated on September 24, 2020 through Issuer Direct and was filed on SEDAR under the Company’s corporate profile at www.sedar.com.

4. SUMMARY OF MATERIAL CHANGES

Auryn and Eastmain are pleased to jointly announce that Auryn has today completed the equity financing announced August 31, 2020 by raising C$23 million through the issuance of 7,750,000 subscription receipts (the “Subscription Receipts”).

5. FULL DESCRIPTION OF MATERIAL CHANGES

5.1 Full Description of Material Change:

Auryn and Eastmain are pleased to jointly announce that Auryn has today completed the equity financing announced August 31, 2020 by raising C$23 million through the issuance of 7,750,000 subscription receipts.

The bought-deal financing was co-led by Canaccord Genuity Corp. and Beacon Securities Limited. The Subscription Receipts will be exchanged for common shares of Fury Gold (as defined below) concurrently with the release of the escrowed proceeds from the sale of the Subscription Receipts as the final step of the previously announced plan of arrangement transactions pursuant to which Auryn is reorganized and acquires Eastmain (the “Transaction”). Under the Transaction, Auryn will acquire Eastmain after spinning out Auryn’s Peruvian assets into two new companies and distributing the shares of those new companies to Auryn shareholders. The Transaction will also create Fury Gold Mines Limited (“Fury Gold”), a leading developer of Canadian gold projects. The sale of the Subscription Receipts fulfills a principal closing condition for the Transaction.

Of the Subscription Receipts sold, 5,000,000 were flow-through at a price of C$3.50 each and will be exchanged for Fury Gold common shares designated as “flow-through shares”, while 2,750,000 Subscription Receipts were sold as non-flow-through and will be exchanged for Fury Gold common shares. Pricing of the Subscription Receipts is reflective of Auryn’s Peruvian assets being spun-out to Auryn shareholders prior to the Subscription Receipts being exchanged for Fury Gold shares. The Fury Gold “flow-though shares” will be identical to its ordinary common shares, except that they will provide certain Canadian income tax deductions to the buyers related to the use of the proceeds for mineral exploration in Quebec.

Further details regarding the Transaction, including its principal completion conditions can be found in each of the Company’s and Eastmain’s management information circulars dated September 3, 2020 and filed under each of their profiles at www.sedar.com.

5.2
Disclosure for Restructuring Transactions:

Not applicable.

6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7. OMITTED INFORMATION

Not applicable.

8. EXECUTIVE OFFICER

Shawn Wallace
President and Chief Executive Officer
Auryn Resources Inc.
(778) 729-0060
www.aurynresources.com

9. DATE OF REPORT

October 1, 2020.

Forward Looking Information and Additional Cautionary Language

This material change report includes certain statements that may be deemed "forward-looking statements". Forward looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the Transaction, including the expected closing date and the benefits of the Transaction, and the use of proceeds from the sale of the Subscription Receipts. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.